                                                                      EXHIBIT 38
                                 AMENDMENT TO
                                 ------------
                          CHANGE IN CONTROL AGREEMENT
                          ---------------------------



          AGREEMENT by and between American Precision Industries Inc., a Delaware corporation (the "Company"), with offices at 2777 Walden Avenue, Buffalo, New York 14225 and KURT WIEDENHAUPT (the "Executive"), an individual residing at 280 Carnoustie Road, East Aurora, New York 14052, dated as of the 15/th/ day of October 1999.

                                   WITNESSETH

          WHEREAS, the Company and the Executive entered into an agreement entitled Change in Control Agreement, dated as of the 1/st/ day of July 1996, and

          WHEREAS, the Board of Directors of the Company has authorized the following amendment to the Change in Control Agreement, and the Executive has agreed to this amendment,

          NOW, THEREFORE, the Company and the Executive agree as follows:

          1. The Change in Control Agreement is amended by the addition of the following new Section 3(h) at the end of Section 3, effective October 15, 1999:

               (h) If Paragraph 5(b) of the Life Insurance Split-Dollar Agreement between the Company and Executive, as amended and restated as of February 19, 1999, (the "Split-Dollar Agreement") effects a transfer from the Company to the Executive of all or a portion of the Company's interest in the cash surrender value of the Policy that is the subject of the Split-Dollar Agreement, by reason of an increase in the Executive's and a corresponding decrease in the Company's interest in the cash surrender value of the Policy upon the termination of the Executive's employment, then the Company shall pay to the Executive an additional amount that is equal to 75% of the Potential Income Tax Gross-Up described in the next sentence. For the purposes of this
Section 3(h), the Potential Income Tax Gross-Up is an amount such that, if it were paid to the Executive together with the amount of the cash surrender value transferred to the Executive pursuant to Paragraph 5(b) of the Split-Dollar Agreement, the Executive would retain, after payment of taxes at the marginal rate described in Schedule A of the Split-Dollar Agreement, the amount of the transferred cash surrender value, provided that, in the definition of marginal rate, there shall be substituted the date immediately preceding the date of the termination of the Executive's employment for the premium payment date. The Accounting Firm, as defined in Section 6(b) of this Agreement, that would make any determination regarding the Excise Tax under Section 6 of this Agreement shall determine the amount of the Potential Income Tax Gross-Up.
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          2.   The Change in Control Agreement shall in all other respects remain in effect.

          IN WITNESS WHEREOF, the Executive has executed this Agreement, and the Company, pursuant to the authorization of its Board of Directors, has caused this Agreement to be executed, as of the day and year first written above.

                              AMERICAN PRECISION INDUSTRIES INC.


                              By /s/ Bruce McH. Kirchner
                                -------------------------------------
                                    Bruce McH. Kirchner,
                                    Vice President and Chief Financial Officer



                               /s/ James J. Tanous
                              ---------------------------------------
                              James J. Tanous, Secretary



                               /s/ Kurt Wiedenhaupt
                              ---------------------------------------
                              Kurt Wiedenhaupt, individually

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